CERTIFICATE OF AMENDMENT
OF RESTATED CERTIFICATE OF INCORPORATION OF
FURNITURE BRANDS INTERNATIONAL, INC.

Furniture Brands International, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: The name of the corporation is Furniture Brands International, Inc.

SECOND: Pursuant to Section 242 of the Delaware General Corporation Law, the Board of Directors of the corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon has duly approved, the amendment to the Restated Certificate of Incorporation of the corporation, as amended, set forth in this Certificate of Amendment.

THIRD: That the first sentence of Article FOURTH of the Restated Certificate of Incorporation, as amended, is amended and restated in its entirety as follows:

“The total number of shares of capital stock of all classes which this Corporation shall have authority to issue is Thirty-Eight Million Five Hundred Seventy-One Thousand Four Hundred Twenty-Nine (38,571,429) shares, all of such shares shall be without nominal or par value; Ten Million (10,000,000) shares shall be Preferred Stock and Twenty-Eight Million Five Hundred Seventy-One Thousand Four Hundred Twenty-Nine (28,571,429) shares shall be Common Stock.”

FOURTH: That Article FOURTH of the Restated Certificate of Incorporation, as amended, is amended to insert the following paragraph immediately following the last sentence of the first paragraph in Article FOURTH:

“Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment with the Delaware Secretary of State, every seven outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one fully paid, nonassessable share of Common Stock. The number of authorized shares of Common Stock of the Corporation and the par value of the Common Stock shall remain as set forth in this Restated Certificate of Incorporation, as amended. No fractional share shall be issued in connection with the foregoing combination; all shares of Common Stock that are held by a stockholder will be aggregated for purposes of such combination and each stockholder shall be entitled to receive the number of whole shares resulting from the combination of the shares so aggregated. In lieu of any interest in a fractional share of Common Stock to which a stockholder would otherwise be entitled as a result of the foregoing combination of shares: (1) the Corporation shall, upon the surrender of such stockholder's stock certificate(s), pay a cash amount to such stockholder equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing sales price of the Common Stock (as adjusted to reflect the combination of shares effected hereby) for the trading day immediately prior to the Effective Time, as reported by the New York Stock Exchange; provided that if such price or prices are not available, or if the stock is no longer traded on the New York Stock Exchange, the fractional share payment shall be based on such other price as determined by the Board of Directors of the Corporation; or (2) the Corporation shall arrange for the disposition of fractional interests by those otherwise entitled thereto in the manner described below. The Board of Directors shall determine in its sole and absolute discretion which of the foregoing means shall be utilized for paying to stockholders the value of the fractional shares to which they otherwise would be entitled. If the Corporation arranges for the disposition of fractional interests by those entitled thereto, the aggregate of all fractional shares otherwise issuable to the holder of record of Common Stock shall be issued to American Stock Transfer & Trust Company, the transfer agent, as agent for the accounts of all holders of record of Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by the transfer agent as soon as practicable after the Effective Time on the basis of prevailing market prices of the Common Stock on the New York Stock Exchange at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to the holders of record entitled thereto their pro rata share of the net proceeds derived from the sale of the fractional interests. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (the “Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined, reclassified, and changed, subject to the elimination of fractional interests in shares of Common Stock as described above.”

FIFTH: That this Certificate of Amendment shall be effective at 4:45 p.m., Eastern Daylight Saving Time, on May 28, 2013.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by a duly authorized officer this 24th day of May, 2013.

Furniture Brands International, Inc.

By:	/s/ Meredith M. Graham
Name:	Meredith M. Graham
Title:	Senior Vice President General Counsel & Corporate Secretary